Via Facsimile and U.S. Mail
Mail Stop 6010

December 22, 2006

Mr. Donald J. Zuk
President and Chief Executive Officer
SCPIE Holdings, Inc.
1888 Century Park East
Los Angeles, CA 90067

Re: SCPIE Holdings, Inc.
Form 10-K for the Year Ended December 31, 2005
Filed March 23, 2006
File No. 001-12449

Dear Mr. Zuk:

We have limited our review of the above filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies, page 32

Loss and Loss Adjustment Expense Reserves, page 33

1. We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure

should enable the investor to understand 1) management's method for establishing the estimate; 2) whether and if so to what extent and why management has adjusted their assumptions used to determine the estimate from the assumptions used in the immediately preceding period and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep these points in mind in providing us your responses to comments listed below. Please provide us, in disclosure-type format, the following information for each material line of business and also consider providing any additional information, in disclosure-type format, to achieve this objective.

a. Disclose the amount of your reserves determined by the independent actuaries that is referenced in the discussion on page 11. Furthermore, since you appear to base your reserves upon the actuaries' estimates, please name the actuary as an expert in the filing. Their consent will also be necessary if the filing is incorporated by reference into any future '33 Act registration statement.

b. Describe management's policy, if any, for adjusting the liability for unpaid claims and claim adjustment expenses to an amount that is different than the amount determined by its actuaries.

   i. If such a policy exists, describe the method used by management to determine the adjustment and the extent to which it relies on objective versus subjective determinations. Such adjustments may include, but not be limited to, an incremental provision, a reduction in the liability, or a reversal of a previously recorded adjustment.

   ii. When such adjustments or reversals are made, include MD&A disclosure that identifies the amount of the adjustment or reversal, the method used by management to determine it, and the specific underlying reasons that explain why management believes the adjustment or reversal is necessary.

c. It appears that you have significantly revised your provision for losses of insured events of prior years. We note here and in the notes to the financial statements that this discussion is somewhat limited. Please provide the following to explain the reasons for your change in estimate for each of the lines of business discussed in both MD&A and the notes to the financial statements:

   A. Identify and describe in reasonable specificity the nature and extent of a) new events that occurred or b) additional experience/information obtained since the last reporting date that led to the change in estimates.

   B. Ensure your disclosure clarifies the timing of the change in estimate such as why recognition occurred in the periods that it did and why recognition in earlier periods was not required.

   C. Related to your core business include what it is that caused the "inherent pure lost cost trend" to decrease.

d. We note your disclosure on page 34 to 35 and feel that a more detailed discussion of these key assumptions is merited. Specifically disclose the following related to each of the key assumptions identified in your current discussions:

A. Identify the key assumptions that factor into the reserves related to the "Assumed Reinsurance Reserves."

B. For each of your key assumptions quantify and explain what caused them to change from the assumptions used in the immediately preceding period. Please note that this discussion should supplement, rather than duplicate the disclosure provided responsive to Industry Guide 6.

C. Explicitly identify and discuss key assumptions as of December 31, 2005 that are premised on future emergence that are inconsistent with historical loss reserve development patterns and explain why these assumptions are now appropriate given the inconsistency identified.

e. In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the impact that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely.

Contractual Commitments, page 43

2. Please provide us a revised table that presents the loss and LAE reserve payments on a gross basis, rather than net of any estimated recoverable, since these amounts do not appear to have a right to offset and you are still liable for the gross amount.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not

Mr. Donald J. Zuk
SCPIE Holdings, Inc.
December 22, 2006
Page 4

foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kei Ino, Staff Accountant, at (202) 551-3659 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant